Filed Pursuant to Rule 424(b)(2)
Registration No. 333-274646

PRICING SUPPLEMENT No. 7, dated July 28, 2025

(To prospectus, dated September 22, 2023, and

prospectus supplement, dated September 22, 2023)

Subordinated Medium-Term Notes, Series B

Due 9 Months or More from Date of Issue

This pricing supplement supplements the terms and conditions in the prospectus, dated September 22, 2023 (the “base prospectus), as supplemented by the prospectus supplement, dated September 22, 2023 (the “prospectus supplement” and together with the base prospectus, and all documents incorporated herein by reference therein and herein, the “prospectus”), and relates to the offering and sale of $750,000,000 aggregate principal amount of 5.400% Fixed Rate Reset Subordinated Notes due July 30, 2035 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed Rate Reset Notes
CUSIP / ISIN Nos.	55261FAZ7 / US55261FAZ71
Series	Series B (Subordinated)
Form of Note	Book-Entry
Principal Amount	$750,000,000
Trade Date	July 28, 2025
Original Issue Date	July 30, 2025 (T+2)
Maturity Date	July 30, 2035
Redemption Terms	[ ] Make-whole Redemption Option ( %) First Par Call Date: July 30, 2030 Par Call Date: April 30, 2035
Repayment Terms	The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 that is a whole multiple of $1,000.
Issue Price (Dollar Amount and Percentage of Principal Amount)	$750,000,000 / 100.000%
Net Proceeds (Before Expenses) to the Company	$749,025,000
Interest Rate	[ ] Fixed Rate
[ ] Floating Rate
[X] Fixed Rate Reset
[ ] Fixed Rate/Floating Rate
[ ] Zero Coupon
Base Rate or Reset Reference Rate(s)	[ ] Compounded CORRA
[ ] CMT Rate:
[ ] Refinitiv Page FRBCMT
[ ] Refinitiv Page FEDCMT
[ ] One-Week [ ] One-Month
[ ] EURIBOR
[ ] SOFR:
[ ] Compounded SOFR
[ ] Compounded Index Rate
[ ] SONIA:
[ ] Compounded SONIA
[ ] Compounded SONIA Rate with Compounded Index
[X] U.S. Treasury Rate
[ ] Other Floating Rate (as described below)
Interest Rate / Initial Interest Rate	During the Initial Fixed Rate Period, 5.400% per annum; during the Reset Period, the Reset Reference Rate, plus the Spread.

Term	Fixed Rate Reset Notes
Reset Reference Rate	The U.S. Treasury Rate for a five-year maturity determined in accordance with the terms and provisions set forth under “Description of Notes—Calculation of Interest—Fixed Rate Reset Notes—Determination of Reset Reference Rates—U.S. Treasury Rate” in the prospectus supplement.
Spread	+143 basis points
Spread Multiplier	Not applicable
Reset Date	July 30, 2030
Subsequent Reset Date	Not applicable
Reset Determination Date	The third business day preceding the Reset Date.
Interest Payment Dates	January 30 and July 30 of each year, beginning January 30, 2026 and ending on the Maturity Date.
Interest Periods	Each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Initial Fixed Rate Period	From, and including, the Original Issue Date to, but excluding, the Reset Date.
Reset Period	From, and including, the Reset Date, to, but excluding, the Maturity Date.
Regular Record Dates	The close of business on the business day preceding the applicable Interest Payment Date.
Day Count	30/360
Calculation Agent.	We will appoint a calculation agent, which may include M&T, or an affiliate of M&T, including M&T Bank and Wilmington Trust, prior to the commencement of the Reset Period.
Maximum Interest Rate	Maximum rate permitted by New York law, as the same may be modified by United States law of general application.
Minimum Interest Rate	Zero
Original Issue Discount Notes	Not applicable

The Notes are unsecured. The Notes will rank junior and be subordinated to all of our senior indebtedness. The holders of the Notes may be fully subordinated to interests held by the U.S. government in the event that M&T Bank Corporation enters into a receivership, insolvency, liquidation, or similar proceeding.

The Notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-7 of the prospectus supplement and the discussion of risk factors contained in our annual, quarterly and current reports filed with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated herein by reference.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, the New York State Department of Financial Services or the Board of Governors of the Federal Reserve System or any other governmental agency has approved or disapproved of the notes passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to Public	100.00%	$750,000,000
Agents’ Discount	0.13%	$975,000
Net Proceeds (Before Expenses) to Us	99.87%	$749,025,000

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants, including Euroclear Bank, SA/NV and Clearstream Banking, société anonyme, on or about July 30, 2025.

Joint Book-Running Managers

Barclays	J.P. Morgan	RBC Capital Markets	M&T Securities

Co-Managers

AmeriVet Securities	Blaylock Van, LLC

July 28, 2025

RECENT DEVELOPMENTS

M&T Preliminary Second Quarter Results

On July 16, 2025, M&T reported its unaudited preliminary financial results for the quarter ended June 30, 2025. The preliminary financial data included in this pricing supplement has been prepared by, and is the responsibility of, M&T’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Diluted earnings per common share measured in accordance with generally accepted accounting principles (“GAAP”) for the second quarter of 2025 were $4.24, up 14% from $3.73 in the year-earlier quarter. GAAP-basis net income in the recent quarter aggregated $716 million, 9% higher than $655 million in the second quarter of 2024. Diluted earnings per common share and GAAP-basis net income were $3.32 and $584 million, respectively, in the first quarter. GAAP-basis net income for the second quarter of 2025 expressed as an annualized rate of return on average assets and average common shareholders’ equity was 1.37% and 10.39%, respectively, compared with 1.24% and 9.95%, respectively, in the year-earlier quarter and 1.14% and 8.36%, respectively, in 2025’s first quarter.

Taxable-equivalent net interest income increased $15 million, or 1%, in the recent quarter as compared with the first quarter of 2025. Average interest-bearing deposits at banks were essentially unchanged and the yield received on those deposits declined 1 basis point. Average investment securities increased $855 million and the rates earned on those securities decreased 19 basis points reflecting $20 million of lower taxable-equivalent interest income resulting from an alignment of amortization periods for certain municipal bonds obtained from an acquisition. Average loans increased $563 million and the yield received on those loans, including the impact from interest rate swap agreements used for hedging purposes, rose 5 basis points. Average interest-bearing deposits increased $2.5 billion and the rates paid on such deposits rose 1 basis point. Average borrowings rose $109 million and the rates paid on such borrowings increased 1 basis point.

Taxable-equivalent net interest income decreased $9 million as compared with the year-earlier second quarter. Average interest-bearing deposits at banks decreased $9.6 billion and the yield received on those deposits declined 103 basis points. Average investment securities increased $5.6 billion and the yield earned on those securities rose 20 basis points. Average loans grew $819 million while the yield received on those loans decreased 27 basis points. Average interest-bearing deposits rose $2.5 billion while the rates paid on those deposits declined 52 basis points. Average borrowings decreased $2.2 billion and the rates paid on such borrowings declined 34 basis points.

The provision for credit losses was $125 million in the second quarter of 2025 as compared with $130 million in the immediately preceding quarter and $150 million in the second quarter of 2024. The allowance for loan losses as a percentage of loans outstanding decreased from 1.63% at March 31, 2025 to 1.61% at June 30, 2025 reflecting lower levels of criticized commercial real estate loans. Net charge-offs totaled $108 million in 2025’s second quarter as compared with $114 million in 2025’s first quarter and $137 million in the year-earlier quarter, representing 0.32%, 0.34% and 0.41%, respectively, of average loans outstanding.

Nonaccrual loans were $1.6 billion at June 30, 2025, compared with $1.5 billion at March 31, 2025 and $2.0 billion at June 30, 2024. The lower level of nonaccrual loans at the two most recent quarter ends as compared with June 30, 2024 predominantly reflects decreases in commercial real estate nonaccrual loans.

M&T repurchased 6,073,957 shares of its common stock during the recent quarter for a total cost of $1.1 billion, compared with 3,415,303 shares for a total cost of $662 million in the first quarter of 2025. Reflecting repurchases, M&T’s CET1 capital ratio declined to an estimated 10.98% at June 30, 2025, representing a 52 basis-point decrease from 11.50% at March 31, 2025.

M&T had total assets of $211.6 billion at June 30, 2025, compared with $208.9 billion at June 30, 2024 and $210.3 billion at March 31, 2025. Total deposits were $164.5 billion at the recent quarter-end, compared with $159.9 billion at June 30, 2024 and $165.4 billion at March 31, 2025. Total shareholders’ equity was $28.5 billion at June 30, 2025, $28.4 billion at June 30, 2024 and $29.0 billion at March 31, 2025.

The foregoing is only a summary and is not intended to be a comprehensive statement of M&T’s financial results. Financial statements as of and for the quarter ended June 30, 2025 will be included in M&T’s Quarterly Report on Form 10-Q to be filed with the SEC.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for general corporate purposes, including investments in and advances to our bank and nonbank subsidiaries, reduction of outstanding borrowings or indebtedness, short and long-term investments and financing possible future acquisitions including, without limitation, the acquisition of banking and nonbanking companies and financial assets and liabilities. All or a portion of the net proceeds from the sale of Notes may also be used to finance, in whole or in part, our repurchase of common shares pursuant to any share repurchase program securities repurchases undertaken from time to time. The precise amounts and timing of the application of proceeds will vary with liquidity and funding requirements.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The Company believes that the Notes should be treated as variable rate Notes that are not issued with original issue discount for United States federal income tax purposes. See the discussion in the prospectus supplement under “Certain United States Federal Income Tax Considerations” for a discussion of the United States federal income tax consequences of investing in the Notes.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a terms agreement, dated July 28, 2025 (the “Terms Agreement”), with the agents named below. Subject to the terms and conditions set forth in the Terms Agreement, we have agreed to sell to the agents, and the agents have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Agent	Amount of Notes
J.P. Morgan Securities LLC	$225,000,000
Barclays Capital Inc.	210,000,000
RBC Capital Markets, LLC	210,000,000
M&T Securities, Inc.	75,000,000
AmeriVet Securities, Inc.	15,000,000
Blaylock Van, LLC	15,000,000

Total	$750,000,000

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the second business day following the date the notes are priced (such settlement being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

MASTER GLOBAL NOTE

The information set forth under the headings “Recent Developments,” “Use of Proceeds,” “Certain United States Federal Income Tax Considerations,” “Supplemental Information Concerning the Plan of Distribution” and “Legal Matters” are not terms of the Notes and shall not be deemed to be incorporated by reference into, set forth in, or form a part of the master global note with respect to the Notes.

LEGAL MATTERS

Certain legal matters relating to the validity of the notes will be passed on for us by Squire Patton Boggs (US) LLP. Sullivan & Cromwell LLP advised the agents in connection with the offering. Sullivan & Cromwell LLP from time to time performs legal services for M&T and its subsidiaries.